UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 48)

                          DYNACORE HOLDINGS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26779T 30 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Asher B. Edelman,
                                717 Fifth Avenue
                     New York, New York 10022 (212) 371-7711
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 18, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Amendment No. 48            SCHEDULE 13D             CUSIP# 26779T308



1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Asher B. Edelman
         ----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]  (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          PF, OO
         --------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
         --------------------------------------------------------------------
NUMBER OF         7.  SOLE VOTING POWER     947,125
                                       ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         947,125
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         947,125

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [x]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.5%

14.      TYPE OF REPORTING PERSON*
          IN
         ---------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Plaza Securities Company
         ----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]    (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC,OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
         ---------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER     99,381
                                       ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         99,381
                                            ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               ------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         99,381

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1%

14.      TYPE OF REPORTING PERSON*
          PN
         ----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!
1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         A.B. Edelman Management Co.
         ---------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]     (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          Not Applicable
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
         --------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER     0
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER   0
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         0
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER 211,379 (Shares owned by Canal
                      Capital Corporation and Edelman Value Partners, L.P.)
                      --------------------------------------------------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         211,379 (Shares owned by Canal Capital Corporation and Edelman Value Partners, L.P.)
         --------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%

14.      TYPE OF REPORTING PERSON*
          CO
         ----------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Canal Capital Corporation
         ---------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]    (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC, OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER              81,348
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER            0
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER                  0
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER       81,348
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,348

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .8%

14.      TYPE OF REPORTING PERSON*
          CO
         ----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Edelman Value Partners, L.P.
         ----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]  (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER     130,031
                                       ---------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         130,031
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         130,031

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%

14.      TYPE OF REPORTING PERSON*
          PN
         ----------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Regina M. Edelman
         ---------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]    (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          PF, OO
         ----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Brazil
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER     43,459
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         43,459
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         43,459

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [x ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .4%

14.      TYPE OF REPORTING PERSON*
          IN
         ----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Edelman Value Fund, Ltd.
         ---------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]    (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER   231,194
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER 231,194
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         231,194

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%

14.      TYPE OF REPORTING PERSON*
          PN
         ----------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Felicitas Partners, L.P.
         ---------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]     (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC,OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER              1,416
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER   1,416
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,416

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than .1%
         ----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
          PN
         ----------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         A.B. Edelman Limited Partnership
         ----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]     (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC,OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER              211,527
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER                  211,527
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                              ---------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         211,527

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%

14.      TYPE OF REPORTING PERSON*
          PN
         ----------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Edelman Family Partnership, L.P.
         ----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]     (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC, OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER     9,325
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         9,325
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,325

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .1%

14.      TYPE OF REPORTING PERSON*
          PN
         ---------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Canal Corporation Retirement Plan
         ---------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]     (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC, OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER     27,287
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         27,287
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,287

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .3%

14.      TYPE OF REPORTING PERSON*
          EP
         ----------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Datapoint Corporation Supplemental Executive Retirement Plan
         ---------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]    (b) [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
          WC, OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
         ----------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER     71,253
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         71,253
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         71,253

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .7%

14.      TYPE OF REPORTING PERSON*
          EP
         ----------------------------------------------------------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Statement constitutes Amendment No. 48 to the schedule 13D filed by Asher B. Edelman, with respect to the shares of the common stock, par value $.01 per share (the "Shares" or "Common Stock"), of Dynacore Holdings
Corporation, a Delaware corporation (f/k/a/ Datapoint Corporation) (the "Company"). All share numbers included herein give effect to the cancellation of each of the old common stock of the Company, $.025 par value, the Preferred Stock of the Company, and the 8 7/8% Convertible Subordinated Debentures due June 1, 2006 issued by the Company (the "Debentures"), and issuance of the new Common Stock of the Company pursuant to the Amended Plan of Reorganization of the Company, filed as Exhibit 99.1 to the Company's Form 8-K which was filed with the Securities and Exchange Commission on December 8, 2000.

     1. Item 1 of the Schedule 13D is hereby amended and restated as follows:

         This statement, as amended, relates to the common stock, par value $.01 per share ("Common Stock"), issued by Dynacore Holdings Corporation (f/k/a/ Datapoint Corporation) (the "Company"), whose principal domestic executive offices are at 8410 Datapoint Drive, San Antonio, Texas 78229.

     2. Item 4 of the Schedule 13D is hereby amended and restated as follows:

         The purpose of the holding of shares of Common Stock by Mr. Edelman and the other reporting persons is for investment. Mr. Edelman has been Chairman of the Company's Board of Directors and Chief Executive Officer of the Company since February 1993.

         Each of Mr. Edelman and the other reporting persons intends to review its investment in the Company on a continuing basis and, depending upon various factors, including the Company's Business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to its respective investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

     3. Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 10,000,000 shares of Common Stock outstanding as of December 18, 2000, based upon information received from the Company.

         As of the close of business on December 18, 2000:

         (i) Plaza Securities Company ("Plaza") owns 99,381 shares of Common Stock constituting approximately 1% of the Common Stock outstanding;

     (ii) A.B. Edelman Management Co., Inc. ("Edelman Management") owns no shares of Common Stock. As investment manager for Canal Capital Corporation ("Canal") and as sole general partner of Edelman Value Partners, L.P., Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of 81,348 shares of Common Stock owned by Canal and the 130,031 shares of Common Stock owned by Edelman Value Partners, L.P., totaling 211,379 beneficially owned shares. Such shares constitute approximately 2.1% of the Common Stock outstanding.

         (iii) Canal Capital Corporation ("Canal") owns 81,348 shares of Common Stock constituting approximately.8% of the Common Stock outstanding.

     (iv) Edelman Value Partners, L.P. owns 130,031 shares of Common Stock constituting approximately 1.3% of the Common stock outstanding.

     (v) Regina M. Edelman owns 43,459 shares of Common Stock constituting approximately .4 % of the Common Stock outstanding. Further by reason of the provisions of Rule 13d-3, Asher B. Edelman may be deemed to beneficially own such shares although such shares are expressly disclaimed by Mr. Edelman.

     (vi) Edelman Value Fund, Ltd. owns 231,194 shares of Common Stock constituting 2.3% of the Common Stock outstanding.

     (vii)  Felicitas   Partners,   L.P.  owns  1,416  shares  of  Common  Stock
constituting less than .1% of the Common Stock outstanding.

         (viii) A.B. Edelman Limited Partnership owns 211,527 shares of Common Stock constituting 2.1% of the Common Stock outstanding.

         (ix) The Uniform Gifts to Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own a total of 4,728 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

     (x) Edelman Family Partnership, L.P. owns 9,325 shares of Common Stock constituting approximately .1% of the Common Stock outstanding.

         (xi) Asher B. Edelman owns 1,125 shares of Common Stock in a Keough plan. He also directly owns 946,000 shares of Common Stock. By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 1,759,534 shares of Common Stock beneficially owned by the foregoing persons and himself, constituting approximately 17.6% of the Common Stock outstanding.

         (xii) The Canal Corporation Retirement Plan owns 27,287 shares of Common Stock constituting approximately .3% of the Common Stock outstanding.

         (xiii) The Datapoint Corporation Supplemental Executive Retirement Plan ("Datapoint Plan") owns 71,253 shares of Common Stock constituting .7% of the Common Stock outstanding.

         (xiv) Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owns 411 shares of Common Stock constituting less than .1% shares of Common Stock outstanding; (B) Three Uniform Gifts to Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own 13,172 shares of Common Stock constituting approximately .1% of the Common Stock outstanding;

         (xv) To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Edelman Family Partnership, and a Trustee of the Datapoint Plan, currently owns 6,618 shares of Common stock, constituting less than .1% of the outstanding shares; and (B) Irving Garfinkel, a general partner of Plaza, a general partner of Edelman Family Partnership, an executive officer of Edelman Management and a Trustee of the Datapoint Plan currently owns 1,481 shares of Common Stock, constituting less than .1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

     4. Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

         (c) Other than as reflected above, there were no transactions in the Common Stock within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by the other named individuals and entities above.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2001                     DYNACORE HOLDINGS CORPORATION


                                            By: /s/ Asher B. Edelman
                                                -------------------------------
                                                Name: Asher B. Edelman
                                                Asher B. Edelman,  individually
                                                and as attorney-in-fact  for
                                                each of Plaza Securities
                                                Company, Canal Capital
                                                Corporation,  A.B. Edelman
                                                Limited Partnership,  Edelman
                                                Value Partners, L.P., Felicitas
                                                Partners,  L.P., A.B. Edelman
                                                Management Co., Inc., Regina
                                                M.  Edelman,   Canal  Capital
                                                Corporation  Retirement  Plan,
                                                Datapoint  Corporation
                                                Supplemental Executive
                                                Retirement Plan, Edelman Family
                                                Partnership Fund, L.P. and
                                                Edelman Value Fund, Ltd. under
                                                powers of attorney.